Contact

www.linkedin.com/in/
robertmacnaughton (LinkedIn)
integralcenter.org (Company)
integrallife.com/ (Company)

Top Skills

Public Speaking
Product Management
Online Advertising

Robert MacNaughton

Executive Coach & Facilitator
Boulder, Colorado, United States

Summary

Robert MacNaughton is an executive coach and facilitator who specializes in balancing interpersonal development alongside individual performance. Robert supports leaders in resolving the gaps between their vision, roadmap, team alignment, and sustainable execution. Robert founded the Integral Center in Boulder, Colorado in association with renowned philosopher Ken Wilber, which hosted an international community of thought leaders, practitioners, and "evolutionaries." As its CEO, Robert led five profit centers (Holacratically-governed), supervising over 100 contractors, teachers, facilitators, and community leaders in over 25 cities globally.

Experience

Neuberg, Gore & Associates
Executive Coach & Senior Expert
March 2019 - Present (4 years 1 month)
Boulder, San Francisco, New York

Neuberg, Gore & Associates helps startup CEOs and their leadership teams build the mindsets and leadership skills to scale their companies. The executive coaching firm’s team members support the next generation of business leaders through one-on-one and team coaching programs.

Integral Centered Leadership
Founder & Lead Trainer
May 2019 - Present (3 years 11 months)
Boulder, Colorado, United States

Relational leadership trainings for a growth-oriented culture. Integral Centered Leadership offers programs, services, and content for leaders in all domains--business, family, community, self, etc--to help them gain more self-awareness, productivity, relational skillfulness, and perspectival fluidity.

- Dignities & Disasters Podcast
- Aletheia ~ Integral Circling® Intensive
- Phronēsis ~ Leadership Training and Facilitator Certification

- The List ~ 7 Week Productivity Accelerator

The Argonauts
Facilitator
January 2021 - January 2022 (1 year 1 month)

The global community for innovators, executives, and entrepreneurs committed to creating lasting impact on our world.

The Integral Center
CEO & Co-Founder
December 2011 - December 2018 (7 years 1 month)
Boulder, Colorado

The Integral Center in Boulder Colorado has been an internationally recognized training company pioneering relational leadership development, while also hosting a “community as practice” home for Boulder and beyond within its 14,000 sqft facility. Robert has been a lead teacher, facilitator, operational director, and torch-bearer since inception--designing and leading in-person weekend trainings, online programs, and an annual conference. Robert will be nostalgically pulling the arrows out of his back for years to come.

Impact Hub Boulder
Board Director
May 2017 - November 2018 (1 year 7 months)
Boulder, Colorado

Integral Life, Inc
Director of Marketing
June 2008 - February 2012 (3 years 9 months)
Boulder, Colorado

Integral Institute
IT Director and Training A/V Director
May 2005 - June 2008 (3 years 2 months)
Boulder, Colorado

Flatirons Web Design
Principle Web Developer
July 1998 - August 2001 (3 years 2 months)
Boulder, Colorado

Front/Back-end web development

IBM Global Services
Tier 2 Network Administrator
September 2000 - May 2001 (9 months)

Quintessa Computer Consulting
Founder
January 1994 - July 1999 (5 years 7 months)
Atlanta, Georgia

Computer consulting, repair, sales, development, & integration for commercial and consumer clients in Atlanta Georgia.

Education

Naropa University
BA, Music, Yoga · (2003 - 2005)

University of Colorado Boulder
Electrical & Computer Engineering · (1998 - 2001)

The Westminster Schools
· (1986 - 1998)